Exhibit 99.8

FOR IMMEDIATE RELEASE

Contact:	Jeffrey Weaver President and Chief Executive Officer (972) 931-5311

SP BANCORP, INC. ANNOUNCES COMMENCEMENT OF COMMUNITY

OFFERING AND INCREASED MAXIMUM PURCHASE LIMITATIONS

Plano, Texas, September 24, 2010 – SP Bancorp, Inc. (the “Company”), the proposed holding company for SharePlus Federal Bank, a federal savings bank headquartered in Plano, Texas, announced today that it completed the subscription phase of its initial public offering and has commenced the community offering phase of the offering, which is scheduled to close on Thursday, October 14, 2010.

The Company also announced that it has increased the maximum purchase limitation for individual purchasers and for purchasers associated or acting together with others from 25,000 and 40,000 shares, respectively, to 5% of the shares issued in the offering. The purchase limitation may be further increased to 9.99% of the shares issued in the offering, provided that orders for shares of common stock exceeding 5% of the shares issued in the offering do not exceed in the aggregate 10% of the total shares issued in the offering. The revised purchase limits pertain to aggregate purchases made in all categories of the offering combined.

Persons interested in purchasing shares in the community offering may request offering materials by contacting the Conversion Center at either (972) 407-3641 or (800) 387-1024, Monday through Friday between 10:00 a.m. and 4:00 p.m., Dallas time. Any person who received offering materials during the subscription offering period may also order shares in the community offering, whether or not such person previously submitted an order in the subscription offering. Stock order forms, plus full payment, must be received by 4:00 p.m., Dallas time, on Thursday, October 14, 2010.

The $10.00 per share price and other offering terms described in the Company’s prospectus apply during the extended community offering, except for the increased maximum purchase limits as described above.

The Company will need to sell at least 1,500,000 shares of its common stock to non-insiders of the Company in order to have its stock listed on the Nasdaq Capital Market, unless the Company obtains a waiver from this listing standard. If we do not sell at least 1,500,000 shares to non-insiders and cannot list our shares on the Nasdaq Capital Market, the Company will not close the offering and may, among other options (i) terminate the offering or (ii) extend the offering, register the shares under the “blue sky” laws of applicable states and have its shares quoted on OTC Bulletin Board.

This press release contains forward-looking statements about the offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which SP Bancorp, Inc. and SharePlus Federal Bank are engaged.

The shares of common stock offered are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency. A registration statement (including a prospectus and a prospectus supplement) relating to the common stock has been filed with the Securities and Exchange Commission. This press release is not an offer to sell or a solicitation of an offer to buy common stock. The offer is made only by the prospectus and the prospectus supplement of SP Bancorp, Inc. forming part of the registration statement.